SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------
                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ----------------------------

      This Amendment No. 1 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed by Wilder Richman Historic Properties II, L.P. (the "Partnership") with the Securities and Exchange Commission on June 16, 2003, relating to the offer (the "Offer") by Millenium Management, LLC (the "Purchaser") to purchase up to 80 of the outstanding Units at a purchase price of $9,200 per Unit upon the terms and subject to the conditions set forth in an Offer to Purchase and related Letter of Transmittal included as exhibits to a Schedule TO filed by the Purchaser with the SEC on June 3, 2003 (as amended and supplemented by an Amendment No. 1 to Schedule TO filed by the Purchaser with the SEC on June 19, 2003). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

Item 4.  The Solicitation or Recommendation.

            On June 17, 2003, the Partnership filed with the SEC its Annual Report on Form 10-K for the fiscal year ended February 28, 2003. In addition, the Partnership filed with the SEC a definitive Consent Solicitation Statement on Schedule 14A on July 1, 2003 (the "Consent Materials"). The preliminary Consent Solicitation Statement was referred to as "Proxy Materials" in the
Schedule 14D-9 filed on June 16, 2003. Accordingly, references to the 2002 Form 10-K that appear in the original Schedule 14D-9 should be replaced with references to the 2003 Form 10-K. Similarly, the references to the preliminary Consent Solicitation Statement that appear in the original Schedule 14D-9 should be replaced with references to the Consent Materials.

Item 8.  Additional Information.

            In a recent tender offer, Unit holders were offered $3,000 per Unit, pursuant to which 2.6 Units were tendered. The Partnership has been informed that the same offeror has made a subsequent offer for Units at a price of $5,000 per Unit.

Item 9.  Exhibits.

            Exhibits 99.2 and 99.3 are hereby deleted in their entirety and replaced with the following:

            "99.2 The Partnership's Annual Report on Form 10-K for the fiscal year ended February 28, 2003 (filed with the SEC (File No. 000-17793) on June 17, 2003 and incorporated herein by reference).

            99.3 The Partnership's Consent Solicitation Statement on Schedule 14A (filed with the SEC (File No. 000-17793) on July 1, 2003 and incorporated herein by reference)."




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


                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2003

                                  WILDER RICHMAN HISTORIC
                                  PROPERTIES II, L.P.

                                    By:   Wilder Richman Historic Corporation
                                          General Partner


                                    By: /s/ Richard P. Richman
                                       --------------------------------
                                       Name:  Richard P. Richman
                                       Title: President




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